March 29, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Assistant Director

    Laura Crotty, Examiner

Re:             Generex Biotechnology Corporation

    Registration Statement on Form S-1

Filed March 16, 2012

File No. 333-180170

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated March 27, 2012, relating to the Company’s Registration Statement on Form S-1 (“Registration Statement”) filed March 16, 2012.

For ease of reference, we have set forth below the Staff's comments followed by the Company's response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Cover Page

1.	We note that included in the shares listed on the cover page of the filing are 13,696,373 shares of common stock issuable upon “exercise of additional warrants that may be issuable upon the triggering of ratchet provisions…” (emphasis added). Please clarify whether additional warrants will be issued as a result of the ratchet provisions, or whether warrant holders are only entitled to receive an increased number of shares of common stock under the warrants they already hold. If the latter is the case, you should revise your disclosure to clarify this point. In the event additional warrants will be issued, however, we advise you that the shares of common stock underlying such new warrants may not be registered at this time and may only be registered once the warrants themselves are outstanding. Accordingly, you should revise your registration statement and legal opinion to remove all references to any shares of common stock underlying currently unissued warrants.

Response:

The Company confirms that additional warrants will not be issuable upon the triggering of ratchet provisions, but rather the number of shares of common stock issuable under the existing warrants will increase. We have reflected this by adding additional wording to footnote #2 to the registration fee table, and modifying language on the prospectus cover and page 6 of the prospectus under “The Offering” which clarifies this point as shown in the redlined version of the Registration Statement on Form S-1/A (Amendment No. 2) to be forwarded under separate cover to the Commission. The additional wording is as follows:

Securities and Exchange Commission

March 29, 2012

Addition to footnote #2 to the registration fee table

The price protection feature provides for a reduction in the exercise price and an increase in the number of shares of common stock issuable under the existing warrants upon the occurrence of certain events, including the Company’s issuance of common stock or securities convertible into or exercisable for common stock, such as options and warrants, at a price per share less than the exercise price then in effect.

Revised bullet point on prospectus cover and on page 6 of the prospectus under “The Offering”

13,696,373 shares of common stock consisting of (i) additional shares of common stock that may be issuable upon the triggering of ratchet provisions of 55,148,530 currently outstanding warrants that were issued in our March 31, 2008, January 25, 2011, July 7, 2011 and February 1, 2012 offerings and (ii) additional shares of common stock that may be issuable upon the triggering of ratchet provisions of the Series B 9% Convertible Preferred Stock.

Corresponding revisions have been made to the legal opinion attached as Exhibit 5.1 to the Registration Statement.

Selling Security Holders, page 16

2.	We note that the total of the second column entitled “Shares that may be Offered and Sold Hereby” of the Selling Security Holder table on page 16 does not match the total number of shares listed on the cover page of the filing. Please reconcile.

Response:

The Company has included the incremental shares of common stock due to the warrant and convertible preferred stock ratchet provisions, as well as the shares which may be issuable as dividend and “make-whole payments” in the Selling Security Holders table in this Registration Statement. These incremental shares have been allocated to the respective Selling Security Holders based on their current proportional holdings of such securities. The total shares being registered now matches the number of “Shares that may be Offered and Sold Hereby” in the amended Registration Statement. In addition, footnote (2) has been amended with a table that shows the proportional allocation of the incremental shares. The amended Selling Security Holders table, as well as the amended footnote, will be marked in the redlined version of the Registration Statement on Form S-1/A (Amendment No. 2) to be forwarded under separate cover to the Commission.

3.	We note that the column entitled “Beneficial Ownership After this Offering” does not reflect the sale of all offered shares by each selling security holder, but rather is identical to the columns entitled “Beneficial Ownership Prior to this Offering” and “Shares that may be Offered and Sold Hereby.” Please revise this column to accurately reflect the sale of all offered shares.

Securities and Exchange Commission

March 29, 2012

Response:

The Company acknowledges that the column entitled “Beneficial Ownership After this Offering” was calculated incorrectly and has corrected it in the amended Registration Statement. The amended table is high-lighted as a change in the redlined version of the Registration Statement on Form S-1/A (Amendment No. 2) to be forwarded under separate cover to the Commission.

* * *

The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by email at mfletcher@generex.com or by facsimile number 647-547-7104 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher

President and Chief Executive Officer

cc:    Stephen Fellows, Acting CFO

         Gary Miller, Esq.